# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APEX Tech Acquisition Inc., CIK 0002085485
CUSIP: G0R21F121
Title of class of securities: Ordinary Shares (par value $0.0001)
Address of issuer's principal executive offices: 13501 KATY FWY, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001950677-26-000005
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,101,744; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (7.73% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,101,744; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (7.73% of the class)

## Item 1. Issuer
Name of issuer: APEX Tech Acquisition Inc.
Address of issuer's principal executive offices:
13501 KATY FWY, HOUSTON, TEXAS
77079

## Item 2. Person Filing
Name of person filing:
Decagon Asset Management LLP

Benjamin John Durham
Address of principal business office or, if none, residence:
5 SWALLOW PLACE
LONDON, United Kingdom
W1B 2AF
Citizenship:
Decagon Asset Management LLP - UNITED KINGDOM

Benjamin John Durham - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1101744
Percent of class: 7.73
Sole power to vote or to direct the vote:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to vote or to direct the vote:
Decagon Asset Management LLP - 1,101,744

Benjamin John Durham - 1,101,744
Sole power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, COO (08/03/2026)
- Benjamin John Durham: Benjamin Durham, CIO (08/03/2026)